UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MITEL NETWORKS CORPORATION

(Exact name of the registrant as specified in its charter)

Canada	001-34699	98-0621254
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

350 Legget Drive

Ottawa, Ontario K2K 2W7

(Address of Principal Executive Offices) (Zip Code)

(613) 592-2122

(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD (“Form SD”) of Mitel Networks Corporation (“Mitel” or “we”), for the year ended December 31, 2017, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule”).

Mitel designs, develops and manufactures a broad range of proprietary telecommunications software solutions and end-user devices for the global business communications market. These products and solutions come in many variants and models with differing features and capabilities. They are sold worldwide directly and through our dealer networks. Typical end customers for our solutions and products are small, medium and large businesses, including key verticals like the hospitality industry and key applications like call centers.

Pursuant to the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, also known as the Dodd-Frank Act, certain public companies, including Mitel, are required to provide disclosures about the use of specified conflict minerals originating from the Democratic Republic of the Congo (“DRC”) or any of the adjoining countries, collectively referred to as the Covered Countries. The term “conflict minerals” is defined as: (A) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives; or (B) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the DRC or Covered Country.

The Rule imposes reporting and disclosure requirements related to conflict minerals and we, like other U.S. reporting companies, are first required to determine whether our products contain any of the conflict minerals and whether such minerals are necessary to the functionality or production process of the product. We have determined that conflict minerals are contained in, and are necessary to the functionality or production of certain of our products. As a result, we have conducted a good faith inquiry into the country of origin and additional due diligence pursuant to the requirements of Section 1502 of the Dodd-Frank Act and the Rule to determine the source and chain of custody.

Item 1.01.	Conflict Minerals Disclosure and Report

The manufacture of the products we design is outsourced to third party contract manufacturers. Although we do not manufacture the products, we do design the products and specify to the contract manufacturers which electronic components to use and the suppliers to purchase from. As such, we know that many of our hardware products contain conflict minerals, including tantalum, tin, tungsten and/or gold, which are necessary to the functionality or production of such products. Mitel has contracted to manufacture products so that conflict minerals appear only as necessary to the functionality or production of our products. Conflict minerals can originate from many countries and we have taken the position that we will take all reasonable measures to ensure our products do not contain minerals that originate from the DRC or are originating from conflict free sources in the DRC.

We undertook due diligence measures (as set forth in our report on Exhibit 1.01 attached hereto), including surveying our direct suppliers through an industry-standard survey template for conflict minerals, to try to determine the sources of the tantalum, tin, tungsten and gold that form part of our hardware products, which we purchase through a complex supply chain. . Thus, despite having conducted a survey and the good faith exercise of due diligence over the origin over the conflict materials in our supply chain, we do not have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals.

A copy of our Conflict Minerals Report is filed as Exhibit 1.01 hereto. Our Conflict Minerals Report is available at http://investor.mitel.com. Our Conflict Minerals Policy is available at http://mitel.ca/node/33661. Except as expressly provided herein, the information on, or that can be accessed through, our website is not part of or incorporated into this Form SD.

Item 1.02:	EXHIBITS

See Item 2.01 below.

Section 2 – EXHIBITS

Item 2.01	EXHIBITS

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 30, 2018	MITEL NETWORKS CORPORATION

	By:	/s/ Greg Hiscock
		Name:	Greg Hiscock
		Title:	General Counsel and Corporate Secretary